UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                    Central Vermont Public Service Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   155771108
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                                 (CUSIP Number)

                                  Jerry Zucker
                         c/o The InterTech Group, Inc.
                              Post Office Box 5205
                           North Charleston, SC 29405
                                 (843) 744-5174
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                            George S. King, Jr., Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                  July 17, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 2 of 6
                                  SCHEDULE 13D
CUSIP NO.  155771108

1. NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jerry Zucker
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4.     SOURCE OF FUNDS
       PF
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5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

          953,294
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     8. SHARED VOTING POWER

          2,000
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     9. SOLE DISPOSITIVE POWER

          953,294
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     10. SHARED DISPOSITIVE POWER

          2,000
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     955,294
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12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.38%
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14. TYPE OF REPORTING PERSON (See Instructions)

     IN
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Item 1.     Security and Issuer

     Common stock of Central Vermont Public Service Corporation, 77 Grove Street, Rutland, Vermont 05701 (the "Issuer").

Item 2.     Identity and Background

     Jerry Zucker is a natural person who resides at 16 Buckingham Drive, Charleston, South Carolina 29407. Mr. Zucker's principal occupation is as the chief executive officer of The InterTech Group, Inc., Post Office Box 5205, North Charleston, South Carolina 29406. Mr. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws. Mr. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing relates were purchased with personal funds as set forth in prior filings.

Item 4.     Purpose of Transaction

Mr. Zucker purchased the shares for investment purposes. Mr. Zucker is continuing to review the performance of his investment and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Zucker may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Zucker may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure. Although the foregoing reflects activities presently contemplated by Mr. Zucker with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Zucker will take any of the actions referred to above.

Except as set forth in the preceding paragraph, as of the date hereof, Mr. Zucker does not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Zucker reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mr. Zucker beneficially owns 955,294 shares, or 9.38%, of the Issuer's common stock. He has sole voting, investment and dispositive power with respect to 953,294 shares, and shares voting, investment and dispositive power with family members as to 2,000 shares.

        The following transactions in the Issuer's common stock were effected by Mr. Zucker in the past 60 days in open market transactions through a broker:

        Action
        Dates             Date            Number of Shares        Price Share
        -----             ----            ----------------        -----------
        Sold            7/17/07                 9,133               $39.0231
        Sold            7/17/07                 5,000               $39.0022
        Sold            7/17/07                25,000               $39.0645
        Sold            7/18/07                 8,806               $39.0228
        Sold            7/18/07                20,000               $39.0592
        Sold            7/18/07                 2,090               $39.0000
        Sold            7/18/07                16,077               $39.0474
        Sold            7/18/07                10,000               $39.0330

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        None

Item 7.  Material to be Filed as Exhibits


         (a)   Power of Attorney (previously filed)

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2007


                                              s/ Jerry Zucker
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                                              Jerry Zucker